Exhibit (a)(5)(iii)

BTCS Inc. Announces Waiver of Market Price Condition and Supplement to Offer to Purchase in Its Series V Preferred Stock Tender Offer

Price range of $0.04 to $1.00 per share, $500,000 aggregate limit and December 15, 2026 expiration are unchanged; holders who have already tendered need not take any action

WAYNE, Pa., Nov. 10, 2026 (GLOBE NEWSWIRE) — BTCS Inc. (NASDAQ: BTCS) (“BTCS” or the “Company”), short for Blockchain Technology Consensus Solutions, a company focused on decentralized finance operations and blockchain infrastructure, today announced that it has waived one of the conditions to its pending modified Dutch auction cash tender offer for shares of its Series V Preferred Stock (the “Series V Shares”) and is proceeding with the offer, and that it has supplemented the Offer to Purchase dated October 26, 2026 to expand its disclosure. The price range of $0.04 to $1.00 per share, the aggregate purchase limit of $500,000 and the expiration of the offer at 5:00 p.m., New York City time, on December 15, 2026 are not changed.

Waiver of condition. The offer was conditioned on, among other things, there not having been a decline of more than 10% in the market price of the Company’s common stock from its closing price of $1.08 on October 23, 2026, the last trading day before the offer began. The common stock closed at $0.965 on November 2, 2026, more than 10% below that price. The Company has waived that condition, for the remainder of the offer, insofar as it relates to the market price of the common stock, and is proceeding with the offer on its existing terms. The condition continues to apply to a decline of more than 10% in the Nasdaq Composite Index, and the other conditions described in the Offer to Purchase, as supplemented, remain in effect.

Supplement to the Offer to Purchase. The Company has also filed and is distributing to holders a Supplement to the Offer to Purchase that, in response to comments from the staff of the Securities and Exchange Commission, adds a prominent statement that the purchase price may be as low as $0.04 per share and is set by the prices at which holders tender, worked examples of how the purchase price and proration are determined, the maximum number of shares that may be purchased at the low and high ends of the range (12,500,000 shares at $0.04 and 500,000 shares at $1.00), a fuller statement of the reasons the Board of Directors set the low and high ends of the range, and an updated comparison to the market price of the common stock, which has closed both above and below $1.00 since the offer began. The Supplement also revises the forward-looking statements legend and certain conditions of the offer.

Holders who have already tendered Series V Shares do not need to take any action. Shares validly tendered and not withdrawn remain validly tendered and may be withdrawn at any time before the offer expires. Holders who have not tendered may do so as described in the Offer to Purchase and the Letter of Transmittal.

How the offer works. Holders may tender Series V Shares at a price they specify from $0.04 to $1.00 per share, in increments of $0.01, or elect to tender “at the purchase price,” in which case their shares are treated as tendered at $0.04. When the offer expires, the Company will determine the lowest single price within the range that allows it to purchase shares having an aggregate purchase price of up to $500,000 (or all shares tendered, if fewer), and will pay that price for every share it purchases, including shares tendered at lower prices. Shares tendered above the purchase price will not be purchased. If the offer is oversubscribed at the purchase price, shares will be purchased on a pro rata basis. The Company’s directors and executive officers have advised the Company that they will not tender.

No Recommendation

None of the Company, its Board of Directors, the information agent or the depositary makes any recommendation as to whether holders should tender or refrain from tendering Series V Shares, or as to the price at which holders may choose to tender. Holders must make their own decision after reading the Offer to Purchase, the Supplement and the Letter of Transmittal and consulting their own financial, tax and legal advisors.

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Where to Find the Offer Documents

InvestorCom LLC is serving as information agent for the offer, and Equity Stock Transfer, LLC is serving as depositary. Questions and requests for copies of the Offer to Purchase, the Supplement, the Letter of Transmittal and other offer documents may be directed to InvestorCom toll-free at (877) 972-0090 or by email at proxy@investor-com.com. The offer documents are also available free of charge at www.sec.gov and at www.btcs.com/seriesv-tender.

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Series V Shares. The offer is being made only pursuant to the Offer to Purchase, the Supplement, the Letter of Transmittal and related materials that the Company has filed with the Securities and Exchange Commission as exhibits to a Tender Offer Statement on Schedule TO, as amended. Holders of Series V Shares are urged to read the Schedule TO, the Offer to Purchase, the Supplement, the Letter of Transmittal and the other offer documents carefully because they contain important information, including the terms and conditions of the offer. These documents are available free of charge at the SEC’s website at www.sec.gov and from the information agent.

About BTCS Inc.

BTCS Inc. (“BTCS” or the “Company”), short for Blockchain Technology Consensus Solutions, is a Nasdaq-listed operating company that offers public-market access to the blockchain economy. Imperium, the Company’s decentralized finance (“DeFi”) business, deploys capital into on-chain liquidity markets, including automated market maker pools on Ethereum and Layer-2 networks, to generate recurring, high-margin revenue. Imperium draws on the protocol-level expertise of BTCS’s Ethereum infrastructure operations, Builder+ (block building) and NodeOps (staking). BTCS funds its growth through the DeFi/TradFi Accretion Flywheel, an integrated approach to raising capital, accumulating digital assets and deploying them on chain. Learn more at www.btcs.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the timing, completion and effects of the offer, the purchase price that may result, the sources of funds for the offer, and whether, when and on what terms the Company may create liquidity for or convert the Series V Shares. These statements are based on current expectations and involve risks and uncertainties, including the conditions to the offer, the number of shares tendered and the prices at which they are tendered, the Company’s financial condition and access to capital, the price of Ether and other digital assets, regulatory developments, and the other risks described in the Company’s filings with the SEC, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially. The Company undertakes no obligation to update forward-looking statements except as required by law. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

Contact

Charles Allen - CEO

X: @Charles_BTCS

Email: ir@btcs.com

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